Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

Date of Board Meeting

The board of directors (the “Board”) of Li Auto Inc. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that a meeting of the Board will be held on Friday, March 14, 2025, for the purpose of considering and approving, inter alia, (i) the unaudited financial results of the Group for the three months ended December 31, 2024 and its publication, and (ii) the unaudited annual financial results of the Group for the year ended December 31, 2024 and its publication.

The Company’s management will hold an earnings conference call on Friday, March 14, 2025, at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing/Hong Kong Time on the same day.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10045528-e2gf3z.html

By order of the Board
Li Auto Inc.
Li Xiang
Chairman

Hong Kong, February 27, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. Li Xiang, Mr. Ma Donghui, and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Prof. Xiao Xing, Mr. Hongqiang Zhao, and Mr. Zhenyu Jiang and as independent non-executive directors.